SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                          Grow Biz International, Inc.
                       -----------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                       -----------------------------------
                         (Title of Class of Securities)

                                     908315
                              --------------------
                                 (CUSIP Number)

                              Patrick Delaney, Esq.
                            Lindquist & Vennum, PLLP
                                 4200 IDS Center
                              Minneapolis, MN 55402
                            Telephone: (612) 371-3281
                             Fax no.: (612) 371-3207

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 22, 2000
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 23 Pages

--------------------------------------------------------------------------------
CUSIP No.  908315                      13D                 Page 2 of 23 Pages
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON

     John L. Morgan
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

          PF

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mr. Morgan is a citizen of the United States.

--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
    NUMBER OF
                                422,300
      SHARES          ----------------------------------------------------------

   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY                   144,300
                      ----------------------------------------------------------
       EACH
                       9    SOLE DISPOSITIVE POWER
     REPORTING
                                422,300
      PERSON          ----------------------------------------------------------

       WITH            10   SHARED DISPOSITIVE POWER

                                144,300
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          566,600
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [X]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.5%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


                               Page 2 of 23 Pages

--------------------------------------------------------------------------------
CUSIP No.  908315                      13D                 Page 3 of 23 Pages
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON

          Rush River Group LLC, a Minnesota limited liability company;
          FEIN: 41-1920090
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

          PF

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Rush River Group LLC is a Minnesota limited liability company

--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
    NUMBER OF
                                140,000
      SHARES          ----------------------------------------------------------

   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY                   -0-
                      ----------------------------------------------------------
       EACH
                       9    SOLE DISPOSITIVE POWER
     REPORTING
                                140,000
      PERSON          ----------------------------------------------------------

       WITH            10   SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          140,000
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [X]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.6%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------


                               Page 3 of 23 Pages

--------------------------------------------------------------------------------
CUSIP No.  908315                      13D                 Page 4 of 23 Pages
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON

     Kirk A. MacKenzie
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

          PF

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mr. MacKenzie is a citizen of the United States.

--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
    NUMBER OF
                                 70,000
      SHARES          ----------------------------------------------------------

   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY                   140,000
                      ----------------------------------------------------------
       EACH
                       9    SOLE DISPOSITIVE POWER
     REPORTING
                                 70,000
      PERSON          ----------------------------------------------------------

       WITH            10   SHARED DISPOSITIVE POWER

                                140,000
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          210,000
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [X]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.9%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


                               Page 4 of 23 Pages

--------------------------------------------------------------------------------
CUSIP No.  908315                      13D                 Page 5 of 23 Pages
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON

     Jack A. Norqual
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

          PF

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mr. Norqual is a citizen of the United States.

--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
    NUMBER OF
                                 70,000
      SHARES          ----------------------------------------------------------

   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY                   140,000
                      ----------------------------------------------------------
       EACH
                       9    SOLE DISPOSITIVE POWER
     REPORTING
                                 70,000
      PERSON          ----------------------------------------------------------

       WITH            10   SHARED DISPOSITIVE POWER

                                140,000
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          210,000
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [X]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.9%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


                               Page 5 of 23 Pages

ITEM 1. SECURITY AND ISSUER.

          This Schedule 13D (the "Statement") relates to the Common Stock, no par value per share (the "Common Stock"), of Grow Biz International, Inc., a Minnesota corporation (the "Company"). The principal executive office of the Company is located at 4200 Dahlberg Drive, Minneapolis, MN 55422-4837.

ITEM 2. IDENTITY AND BACKGROUND.

          (a) This Schedule 13D is being filed on behalf of John L. Morgan, an individual, Rush River Group LLC, a Minnesota limited liability company, Kirk A. MacKenzie, an individual, and Jack A. Norqual, an individual. Messrs. Morgan, MacKenzie and Norqual are members of Rush River Group LLC. Rush River Group LLC and Messrs. Morgan, MacKenzie and Norqual are sometimes referred to herein as the "Reporting Persons." Mr. Morgan and Rush River Group LLC are making this filing because, collectively, they are beneficial owners, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, of more than five percent of the outstanding shares of Common Stock of the Issuer. Messrs. MacKenzie and Norqual are included in this filing as Reporting Persons due to their beneficial ownership of shares of Common Stock of the Issuer, individually and as members of Rush River Group LLC. This Schedule 13D also pertains to 4,300 shares of Common Stock of the Issuer owned by Sheila Morgan, the spouse of John L. Morgan, which are deemed beneficially owned by Mr. Morgan. Such shares are included within the references herein.

          (b) The business address of Mr. Morgan is 4200 Dahlberg Drive, Minneapolis, Minnesota 55422-4837.

          (c) Mr. Morgan's present principal employment is as Chairman and Chief Executive Officer of the Company, which is located at the address set forth in
Item 1 above. Mr. Morgan is also a member of Rush River Group LLC, which is located at 4200 Dahlberg Drive, Minneapolis, Minnesota 55422-4837.

          (d)-(e) During the last five years, Mr. Morgan (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Morgan is a citizen of the United States.


                               Page 6 of 23 Pages

          IDENTITY AND BACKGROUND - REPORTING PERSONS HOLDING LESS THAN 5% OF THE ISSUER'S OUTSTANDING SECURITIES

RUSH RIVER GROUP LLC

          (a) This Schedule 13D is also being filed by Rush River Group LLC.

          (b) The business address of Rush River Group LLC is 10400 Viking Drive, Suite 160, Eden Prairie, Minnesota 55344.

          (c) Rush River Group LLC is a Minnesota limited liability company organized in December 1998. Its principal business activities involve investing in equity securities of privately owned and publicly traded companies, as well as other types of securities.

          (d)-(e) During the last five years, Rush River Group LLC (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Rush River Group LLC is a limited liability company organized under the laws of the State of Minnesota.

KIRK A. MACKENZIE

          (a) This Schedule 13D is also being filed by Kirk A. MacKenzie.

          (b) The business address of Mr. MacKenzie is 10400 Viking Drive, Suite 160, Eden Prairie, Minnesota 55344.

          (c) Mr. MacKenzie's present principal employment is as a member of Rush River Group LLC, which is located at the address set forth in Item 2(b) above.

          (d)-(e) During the last five years, Mr. MacKenzie (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. MacKenzie is a citizen of the United States.

JACK A. NORQUAL

          (a) This Schedule 13D is also being filed by Jack A. Norqual.

          (b) The business address of Mr. Norqual is 10400 Viking Drive, Suite 160, Eden Prairie, Minnesota 55344.


                               Page 7 of 23 Pages

          (c) Mr. Norqual's present principal employment is as a member of Rush River Group LLC, which is located at the address set forth in Item 2(b) above.

          (d)-(e) During the last five years, Mr. Norqual (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Norqual is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On or about March 22, 2000, Mr. Morgan purchased a total of 420,000 shares of Common Stock of the Issuer, at $7.00 per share, for cash in the amount of $2,940,000 and Rush River Group LLC purchased a total of 140,000 shares of Common Stock the Issuer, at $7.00 per share, for cash in the amount of $980,000. Also on or about March 22, 2000, Mr. MacKenzie purchased a total of 70,000 shares of Common Stock of the Issuer, at $7.00 per share, for cash in the amount of $490,000 and Mr. Norqual purchased a total of 70,000 shares of Common Stock of the Issuer, at $7.00 per share, for cash in the amount of $490,000. The shares purchased by Messrs. Morgan, MacKenzie and Norqual were purchased using personal funds. The shares purchased by Rush River Group LLC were purchased with working capital. All of the shares were purchased for investment purposes in privately negotiated transactions. In addition, on March 23, 2000, Mr. Morgan purchased an additional 2,300 shares of Common Stock of the Issuer, at $6.75 per share, for cash in the amount of $15,525 and his wife, Sheila Morgan, purchased 4,300 shares, at $6.875 per share, for cash in the amount of $29,562.50. These purchases were also made in open market transactions for investment purposes and were purchased using personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

            Mr. Morgan acquired the shares of Common Stock that are the subject of this Schedule 13D for himself for personal investment purposes, in connection with his appointment as Chairman and Chief Executive Officer of the Company, and Sheila Morgan, his wife, acquired 4,300 shares for personal investment purposes. Rush River Group LLC, of which Mr. Morgan is a member, acquired the shares of Common Stock that are the subject of this Schedule 13D with respect to it for investment purposes. Messrs. MacKenzie and Norqual each purchased 70,000 shares of Common Stock of the Issuer in connection with the foregoing purchases. The Reporting Persons may, individually or collectively, increase their investments in the Company through the acquisition of additional shares of Common Stock in the open market or otherwise, subject to availability at prices deemed favorable by them. Alternatively, they may decide to sell any or all of the shares of Common Stock beneficially owned by them in the open market or otherwise. The foregoing represents the range of activities presently contemplated by Mr.


                               Page 8 of 23 Pages

Morgan and the other Reporting Persons. Their plans, proposals and activities are subject to change at any time depending on, among other things, the actions of the Company's Board of Directors, the Company's performance and conditions in the public securities markets.

          Except as set forth above, none of Mr. Morgan, Rush River Group LLC, Mr. MacKenzie or Mr. Norqual has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) Set forth below are the shares of Common Stock of the Company beneficially owned by each of the Reporting Persons and the percentage of the total outstanding shares as of the date of this filing. The foregoing percentage is based upon 5,381,119 shares of Common Stock outstanding on March 13, 2000, as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1999, as filed by the Company with the Securities and Exchange Commission on March 22, 2000.

                                                       Percentage of Total
        Reporting Person      No. Shares Purchased     Shares Outstanding
        ----------------      --------------------     ------------------

        John L. Morgan              566,600*,**               10.5%
        Rush River Group LLC        140,000                    2.6%
        Kirk A MacKenzie            210,000*                   3.9%
        Jack A. Norqual             210,000*                   3.9%

------------------
*    Includes beneficial ownership of shares held by Rush River Group LLC

** Includes 4,300 shares purchased by Sheila Morgan, his wife, for which he disclaims beneficial ownership.

            (b) With the exception of 4,300 shares purchased by Sheila Morgan, his wife, Mr. Morgan has the sole power to vote and dispose of the shares of Common Stock which he beneficially owns. Mr. Morgan also has shared voting and dispositive power, together with Messrs. MacKenzie and Norqual, over the shares of the Company beneficially owned by Rush River Group LLC, due to their respective positions as members of the LLC. Rush River Group LLC holds 140,000 shares of record of the Company and shares voting and dispositive power to vote or dispose of such shares with each of the other Reporting Persons. Each of Messrs. Morgan, MacKenzie and Norqual disclaim any beneficial ownership of the shares held by the other persons, either individually or in their respective capacities as members of Rush River Group, LLC. Mr. Morgan disclaims beneficial ownership with respect to the 4,300 shares purchased by Sheila Morgan, his wife.

          (c) Transactions in the Common Stock effected by Mr. Morgan, Rush River Group LLC and Messrs. MacKenzie and Norqual in the last 60 days are as set forth in Item 3 above. Other than as described above, the Reporting Persons have not effected any transactions in the securities of the Company during the past sixty days.


                               Page 9 of 23 Pages

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Neither Mr. Morgan nor Rush River Group LLC, Kirk A. MacKenzie or Jack
A. Norqual has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company other than the following:

          On March 22, 2000, Mr. Morgan purchased 420,000 shares of Common Stock of the Company at a purchase price of $7.00 per share, for a total purchase price of $2,940,000. Effective March 22, 2000, he entered into an Employment Agreement with the Company to serve as its Chairman and Chief Executive
Officer. As a condition of his employment, Mr. Morgan also entered into a side agreement whereby he agreed to comply with the Minnesota Business Combination Act and not to effect or attempt to effect a business combination of the Company, without prior approval of a committee of the board of directors of the Company, as long as his beneficial ownership of shares in the Company equaled or exceeded 10%. Copies of the Employment Agreement and side agreement are attached hereto as Exhibits 2 and 3, respectively.

          Effective March 22, 2000, Mr. Morgan also was granted options to purchase an additional 600,000 shares of Common Stock of the Company at an exercise price of $5.00 per share. The shares vest as to 120,000 shares annually, beginning on the first anniversary of the date of grant. A copy of the Stock Option Agreement is attached hereto as Exhibit 4.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                          Description
-----------                          -----------

    1.       Joint Filing Agreement.

    2. Employment Agreement dated March 22, 2000 between Grow Biz International, Inc. and John L. Morgan.

    3. Letter Agreement dated March 22, 2000 between Grow Biz International, Inc. and John L. Morgan.

    4. Nonqualified Stock Option Agreement dated March 22, 2000 between Grow Biz International, Inc. and John L. Morgan.


                               Page 10 of 23 Pages

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 29, 2000

                                       /s/ John L. Morgan
                                       -------------------------------------
                                       John L. Morgan, individually

                                       RUSH RIVER GROUP LLC


                                       By: /s/ John L. Morgan
                                       -------------------------------------
                                       John L. Morgan
                                       Its: Member


                                       /s/ Kirk A. MacKenzie
                                       -------------------------------------
                                       Kirk A. MacKenzie, individually

                                       /s/ Jack A. Norqual
                                       -------------------------------------
                                       Jack A. Norqual, individually


                               Page 11 of 23 Pages